Exhibit 99(d)(11)

Stuart Miller
700 NW 107th Avenue
Suite 400
Miami, Florida 33172

August 29, 2004

Riley Property Holdings LLC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171

Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 29, 2004, by and among LNR Property Corporation (the “Company”), Riley Property Holdings LLC (“Parent”) and Riley Acquisition Sub Corp. (“Acquisition Sub”) providing for the acquisition of all of the outstanding stock of the Company (the “Acquisition”).

1.                                       This letter will confirm the commitment of Stuart Miller, The LM Stuart Miller Irrevocable Trust u/a 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P. (collectively, “Miller”) to contribute capital to Parent in the amount of $150 million (the “Capital Contribution”) in exchange for strips of membership interests in Parent, 95% of which shall be designated as preferred units and 5% of which shall be designated as common units.  Such commitment may be satisfied by a payment of $150 million in cash or a transfer to Parent of common stock of the Company having a value of $150 million based upon the Merger Consideration, as defined in the Merger Agreement, or a combination of the foregoing.

2.                                       In connection with the Capital Contribution, Miller also agrees to execute and deliver, as of the Merger Date (as defined in the Merger Agreement), the Amended and Restated Limited Liability Company Agreement of Parent (the “Limited Liability Company Agreement”), reflecting the terms set forth in the Miller Equity Investment Term Sheet attached hereto and otherwise in such form and having such provisions as Parent and Miller mutually agree.

3.                                       Miller’s commitment to make the Capital Contribution and to take the other actions set forth in paragraph 2 are subject to the satisfaction, or waiver by Parent, of all of the conditions to its or Acquisition Sub’s obligations contained in the Merger Agreement, the concurrent closing of the Acquisition and the execution and delivery of all of the parties thereto of the Limited Liability Company Agreement of Parent.

4.                                       Miller will not amend, modify or terminate this letter in any respect that would adversely affect the probability that the Acquisition will close or will delay the closing without the prior consent of Parent.

5.                                       The Company is an intended third party beneficiary of paragraph 1 of this letter agreement, and will have the right to enforce paragraph 1 of this letter agreement, subject to the limitations set forth in paragraphs 2 and 3 above and 6 below.

6.                                       Notwithstanding any other term or condition of this letter agreement, under no circumstances shall Miller be liable for punitive, indirect or consequential damages.  There is no express or implied intention to benefit any other third party and nothing contained in this letter agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than Parent and the Company.

7.                                       This letter agreement will be effective upon Parent’s acceptance of the terms and conditions of this letter agreement and will expire on the earliest to occur of (i) the closing of the Merger and satisfaction of the conditions set forth in paragraphs 1 and 2 or (ii) the termination of the Merger Agreement pursuant to its terms.  Any claim against Miller arising under this letter agreement shall be barred if not brought in a court of competent jurisdiction on or before the day that is 60 days following the termination of the Merger Agreement.

8.                                       This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof that would apply the laws of any other jurisdiction).  Each party to this letter agreement hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this letter agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding.  Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts.  Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this section.

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Sincerely,

/s/ Stuart Miller

Stuart Miller

THE LM STUART MILLER IRREVOCABLE TRUST U/A 10/6/94

By:	/s/ Stuart Miller
Name: Stuart Miller
Title: Trustee

MFA LIMITED PARTNERSHIP

By: LMM Family Corp., its General Partner

	By:	/s/ Stuart Miller
Name: Stuart Miller
Title: President

THE MILLER CHARITABLE FUND, L.P.

By: LMM Family Corp., its General Partner

	By:	/s/ Stuart Miller
Name: Stuart Miller
Title: President

ACCEPTED:

RILEY PROPERTY HOLDINGS LLC

By:	/s/ Ronald Kravit
Name: Ronald Kravit
Title: Managing Director

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Exhibit A

Miller Equity Investment Term Sheet

(attached hereto)

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MILLER EQUITY INVESTMENT TERM SHEET

The following term sheet (this “Term Sheet”) summarizes the principal terms of the proposed equity investment by Miller and/or one or more of his affiliates (collectively, “Miller”) in Riley Acquisition LLC (“Parent”) (such proposed equity investment, the “Investment”), to be completed simultaneously with the consummation of the acquisition of LNR Property Corporation (“LNR”) by Parent through a cash merger of Riley Acquisition Sub Corporation (“Acquisition Sub”) with and into LNR (the “Merger”), whereupon LNR shall continue as the surviving corporation (LNR in such surviving capacity, the “Company”).  Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the form of that certain agreement and plan of merger (the “Merger Agreement”) among LNR, Parent and Acquisition Sub.

1. Capitalization of Parent	Parent shall be capitalized with $734 million of equity (the “Parent Equity”) in the form of limited liability company membership interests designated as follows:

Preferred Units: 95% of Parent Equity shall be designated as preferred equity units.

Common Units: 5% of Parent Equity shall be designated as common equity units.

Miller Equity Investment:  Simultaneously with the consummation of the Merger, Miller will acquire $150 million worth of “strips” of $142,750,000 of Preferred Units and $7,250,000 of Common Units, which shall be in the same proportions as the other original investors in Parent.

2. Preferred Units

Interest:  The Preferred Units shall accrete a preferred return at a rate of 10% per annum (based on a 360-day cycle), compounded quarterly; provided that the Board may determine to pay such accreting preferred return as a cash dividend.

Liquidation Preference: 95% of Parent Equity plus the accreted but unpaid preferred return.

Optional Redemption:  At any time and from time to time the Company shall have the right to redeem any or all of the outstanding Preferred Units, pro-rata among the holders, at a price per Preferred Unit equal to the Liquidation Preference.

Mandatory Redemption:  Holders of a majority of the Preferred Units shall have the right to require the Parent to redeem all of the shares of Preferred Units on or after the 11th anniversary of the Merger Date.

Voting Rights: None.

Covenants: The Parent shall not pay any dividends or other

distributions with respect to junior securities so long as the Preferred Units are outstanding.

3. Governance of Parent

Parent shall be managed by a board of managers (the “Board”) appointed by CB Riley Investor LLC (“Blackacre”) whose actions will require majority approval either through a vote or by written consent.  So long as Miller owns at least  20% of the Common Units acquired by Miller on the Merger Date, Miller shall be granted observation rights with respect to meetings or other similar proceedings of the Board and shall be entitled to receive copies in advance of all notices, written consents and all other materials distributed from time to time (whether before or during meetings) to members of the Board.

4. Holdco Indebtedness	Holdco Notes. Holdco will be initially capitalized with $400 million in principal amount of subordinated indebtedness. Such indebtedness will contain the following terms:

• 10 year maturity;

                •               Interest at a rate of 12% per annum (based on a 360-day cycle), 10% paid in cash on a semi-annual basis and 2% paid in kind (by adding such interest to the principal balance) on a semi-annual basis; plus default interest as follows:  if an event of default has occurred and is continuing 2% paid in kind (by adding such interest to the principal balance) until the date such event of default is cured or waived;

• unsecured;

• deeply subordinated to any other Holdco debt;

• no financial or restrictive covenants; and

• guaranteed by DSHI if DSHI is spun-off to Parent.

5. Transfer Restrictions

Transfer Restrictions:  Other than to an affiliate, Miller may not, directly or indirectly, sell, assign, pledge, convey or otherwise transfer (each, a “Transfer”) any Parent Equity except as set forth in Parent’s limited liability company agreement.

Right of First Refusal: Blackacre shall be granted a right of first refusal on any proposed Transfer by Miller of all, or any portion, of Parent Equity held by it.

Drag-Along Rights. Miller shall be subject to drag-along rights of Blackacre with respect to Parent Equity held by Miller in the event of any Transfer by Blackacre to an unaffiliated third party resulting in a change in control.

Tag-Along Rights:  Blackacre shall have the right to Transfer up to $180 million of Parent Equity within nine months of the Merger Date so long as after any and all such transfers Blackacre owns at least 50.4% of the Common Units; with respect to Transfers of Parent Equity after such nine month period or in excess of $180 million, Miller shall have the right to tag-along with Blackacre in connection with any such Transfer, pursuant to which Miller shall have the right to require any third party purchaser of such Parent Equity, as a condition to such purchase, to also purchase a pro rata portion of the corresponding equity interest of Miller based upon the then percentage ownership of Miller as compared to Blackacre in Parent.

6. Preemptive Rights

Miller shall be granted preemptive rights with respect to any issuance of equity interests in Parent (including, without limitation, any options, warrants or other securities exercisable, exchangeable or convertible into such equity interests other than strategic issuances, equity grants to directors and employees of Parent and its subsidiaries in their capacities as such and warrants granted to underwriters in connection with the placement of equity or debt of Parent or the Company, and other customary exceptions) in order to maintain its direct interest in Parent.

7. Information Rights	Miller shall be granted the right to receive copies of all quarterly and annual reports of Parent.

8. Registration Rights

Miller shall be granted registration rights, including two demand registrations and unlimited piggyback and S-3 offering registrations with respect to its common equity in Parent after the initial public offering of at least $50 million  of the equity of Parent, subject, however, to standard exclusions from piggyback registration rights of certain types of registrations (such as Forms S-4 and S-8), customary underwriters’ cut-backs and other restrictions and limitations customarily provided in a registration rights agreement for a transaction of this nature, which registration rights agreement will be in a form mutually acceptable to the parties thereto.  Miller’s registration rights shall be no less favorable than any other holder of equity in Parent.